United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	19

Conclusion of the Ferro-Carvão Stream Water Treatment Station in Brumadinho, MG VALE’S PRODUCTION AND SALES IN 2Q19 1

www.vale.com vale.ri@vale.com Tel.: (5521) 3485-3900 App Vale Investors & Media Investor Relations André Figueiredo André Werner Fernando Mascarenhas Samir Bassil Bruno Siqueira Clarissa Couri Julio Molina Luiza Caetano Pedro Terra Renata Capanema Department This press release may include statements about Vale's current expectations about future events or results (forward -looking statements). Many of those forward-looking statements can be identified by the use of forward -looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Br azil and Canada; (b) the global economy; (c) the capital markets; ( d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale ca utions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward -looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) , the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward -Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 2 B3: VALE3 NYSE: VALE EURONEXT PARIS: VALE3 LATIBEX: XVALO

Production and sales in 2Q19 Rio de Janeiro, July 22nd, 2019 – Vale S.A (“Vale”) iron ore fines production and sales showed a substantial improvement in the end of 2Q19 with the increase in shipments in the Northern System and the resumption of Brucutu operations. The combined effects of both events will be felt more considerably in 2H19. Iron ore fines production1 totaled 64.1 Mt in 2Q19, 12.1% and 33.8% lower than 1Q19 and 2Q18, respectively, mainly as a result of the impacts following the Brumadinho dam rupture and the unusual weather-related conditions in the Northern System in April and early May. As a result of the successful S11D ramp-up, the Northern System achieved a run rate of 215 Mtpy in June and expects to produce around 18.5 Mt to 19.0 Mt per month in 2H19 reaching the 230 Mtpy run rate. Vale’s pellet production 2 totaled 9.1 Mt, 25.5% and 29.3% lower than in 1Q19 and 2Q18, respectively, mainly due to the full stoppage of the Southern System pellet plants during the quarter, following the Brumadinho dam rupture, abnormal rain in the Northern and Southeastern Systems as well as maintenance carried out and at the Tubarão plants. Vale made substantial progress concerning the 93 Mtpy of Iron Ore production capacity stopped in 1Q19, with the resumption of Brucutu operations on June 22nd, recovering 30 Mtpy of production capacity. Regarding the 60 Mtpy currently curbed, Vale expects that the 30 Mtpy of dry processing production will be gradually resumed starting by the end of this year and the remaining 30 Mtpy, which includes wet processing, is estimated to return in about two to three years. Iron ore fines and pellet sales volume was 70.8 Mt in 2Q19, 4.5% higher than in 1Q19 and 18.2% lower than 2Q18. Although the production volumes decreased quarter over quarter, sales volumes increased 3.2 Mt due to the consumption of offshore inventories. As a result of the Brucutu mine restart, Vale reaffirms its 2019 iron ore and pellets sales guidance of 307-332 Mt, as previously announced, and informs that its expected sales volume will move towards the midpoint of the range. Following the Brumadinho accident, there was a shortage of products to be loaded in the Southern and Southeastern Systems, and therefore a major share of scheduled vessels was redirected to the Ponta da Madeira port in the Northern System. However, the heavy rains in March, April and early May impacted port productivity and loading operations. Therefore, the line-up of ships at the Ponta da Madeira port increased substantially and the consequence was 1 Including third party purchases, run -of-mine and feed for pelletizing plants . 2 Including third party capacity utilization . 3 a considerable impact on demurrage costs in 2Q19, thus impacting the C1 cash costs. The São Luís port stay of the ship went from 6 days in January to the peak level of 32 days in May. The issue is being normalized with the July estimate for port stay of the ship at 7 days.



Average port stay of ships at São Luís
Number of days
40
35
30
25
20
15
10
5
-
4
6
12
25
32
20
7
January
February
March
April
May
June
July estimate

The share of premium products[3] in total sales increased to 86% in 2Q19. Iron ore fines and pellet quality premiums reached US$ 13.2/t[4] in 2Q19 vs. US$ 10.7/t in 1Q19, mainly due to a higher contribution of the pellets business.

Nickel sales volumes were 57,500 t in 2Q19, 14.3% higher than in 1Q19 due to the drawdown of regional inventories partially offsetting the lower production that decreased vs. 1Q19. In the quarter, Sudbury had excellent operational performance at the mine-mill-smelter activities, with copper production from those mines reaching 24.4 kt, the highest for a second quarter since 2016. By its turn, production of finished nickel was impacted by scheduled and unscheduled maintenance activities at the refineries in the North Atlantic. These maintenances were concluded and production resumed at those refineries, which are currently operating at their normal rates.

Copper production reached 98,300 t in 2Q19, 4.8% higher than 1Q19 and in line with 2Q18. Production increased mainly due to higher grades in Salobo operations and strong performance at Sudbury.

---

[3] Pellets, Carajás, BRBF (Brazilian Blend Fines), pellet feed and Sinter Feed Low Alumina (SFLA).
[4] Iron ore premium of US$ 5.7/t and weighted average contribution of pellets of US$7.5/t.

4
VALE

Production summary

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H18
Iron ore[1]	64,057	72,870	96,755	136,927	178,707	-12.1%	-33.8%	-23.4%
Pellets	9,071	12,174	12,838	21,245	25,619	-25.5%	-29.3%	-17.1%
Manganese Ore	318	365	421	683	855	-12.9%	-24.5%	-20.1%
Coal	2,370	2,213	2,871	4,583	5,303	7.1%	-17.5%	-13.6%
Nickel	45.0	54.8	66.2	99.8	124.8	-17.9%	-32.0%	-20.0%
Copper	98.3	93.8	97.9	192.1	191.2	4.8%	0.4%	0.5%
Cobalt (metric tons)	1,032	1,195	1,302	2,227	2,629	-13.6%	-20.7%	-15.3%
Gold (000' oz troy)	119	108	114	227	227	10.2%	4.4%	0.0%

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.

Sales summary

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H1
Iron ore[1]	61,94	55,41	73,29	117,361	144,510	11.8%	-15.5%	-18.8%
Pellets	8,842	12,31	13,23	21,156	26,355	-28.2%	-33.2%	-19.7%
Manganese Ore	92	252	239	344	577	-63.5%	-61.5%	-40.4%
Coal	2,093	2,394	2,509	4,487	5,005	-12.6%	-16.6%	-10.3%
Nickel	57.5	50.3	61.6	107.8	119.5	14.3%	-6.7%	-9.8%
Copper	95.0	90.4	94.6	185.4	182.3	5.1%	0.4%	1.7%

[1] Including third party purchases and run-of-mine.

5

Iron ore

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H18
Northern System	**41,576**	**41,015**	**46,210**	**82,591**	**86,811**	**1.4%**	**-10.0%**	**-4.9%**
Northern and Eastern ranges	25,838	23,029	31,888	48,867	60,808	12.2%	-19.0%	-19.6%
S11D	15,738	17,986	14,322	33,724	26,002	-12.5%	9.9%	29.7%
Southeastern System	**15,856**	**19,578**	**27,630**	**35,434**	**49,843**	**-19.0%**	**-42.6%**	**-28.9%**
Itabira (Cauê, Conceição and others)	8,774	9,292	10,497	18,066	19,536	-5.6%	-16.4%	-7.5%
Minas Centrais (Brucutu and others)	5,243	5,191	9,373	10,434	17,128	1.0%	-44.1%	-39.1%
Mariana (Alegria, Timbopeba and others)	1,839	5,095	7,761	6,934	13,179	-63.9%	-76.3%	-47.4%
Southern System	**6,173**	**11,776**	**22,244**	**17,949**	**40,774**	**-47.6%**	**-72.3%**	**-56.0%**
Paraopeba (Mutuca and others)	4,589	4,447	7,206	9,036	13,338	3.2%	-36.3%	-32.3%
Vargem Grande (Vargem Grande and others)	436	2,432	5,795	2,868	10,479	-82.1%	-92.5%	-72.6%
Minas Itabirito (Fábrica and Pico)	1,147	4,897	9,243	6,044	16,957	-76.6%	-87.6%	-64.4%
Midwestern System	**451**	**501**	**670**	**952**	**1,279**	**-10.0%**	**-32.7%**	**-25.6%**
Corumbá	451	501	670	952	1,279	-10.0%	-32.7%	-25.6%
IRON ORE PRODUCTION[1]	**64,057**	**72,870**	**96,755**	**136,927**	**178,707**	**-12.1%**	**-33.8%**	**-23.4%**
IRON ORE SALES[2]	**61,945**	**55,416**	**73,290**	**117,361**	**144,510**	**11.8%**	**-15.5%**	**-18.8%**
IRON ORE AND PELLETS SALES	**70,787**	**67,730**	**86,520**	**138,517**	**170,865**	**4.5%**	**-18.2%**	**-18.9%**

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.
[2] Including third party purchases and run-of-mine.

Production overview

Iron ore fines production[5] of 64.1 Mt in 2Q19 was 12.1% and 33.8% lower than in 1Q19 and 2Q18, respectively, mainly as a result of the impacts following the Brumadinho dam rupture and the unusual weather-related conditions in the Northern System in April and early May.

Brucutu operations resumed on June 22nd, 2019, following the decision of the president of the Superior Court of Justice (Superior Tribunal de Justiça) granting the request presented by the São Gonçalo do Rio Abaixo city, suspending the effects of the decision of Minas Gerais State Court (Tribunal de Justiça do Estado de Minas Gerais), that granted the preliminary request for injunction by the State Public Prosecutors of Minas Gerais, adding back 30 Mtpy of production capacity.

In 2Q19, Vale's product portfolio Fe content reached 64.8%, alumina 1.2% and silica 3.1%.

[5] Including third party purchases, run-of-mine and feed for pelletizing plants.

6

VALE

Northern System The Northern System, which is comprised by Carajás and S11D mines, produced 41.6 Mt in 2Q19, 0.6 Mt higher than in 1Q19 and 4.6 Mt lower than in 2Q18, mainly due to abnormal rains in April and early May (average rainfall of 463 mm in 2Q19 vs. 275 mm in 2Q18). Southeastern System The Southeastern System, which encompasses the Itabira, Minas Centrais and Mariana mining hubs, produced 15.9 Mt in 2Q19, 3.7 Mt and 11.8 Mt lower than in 1Q19 and 2Q18, respectively, mainly due to the stoppages of the Timbopeba and Alegria mines for 91 days each in 2Q19 vs. 16 days in 1Q19. Southern System The Southern System, which encompasses the Paraopeba, Vargem Grande and Minas Itabirito mining hubs, produced 6.2 Mt in 2Q19, 5.6 Mt and 16.1 Mt lower than in 1Q19 and 2Q18, respectively, mainly due to the stoppages at the Vargem Grande and Fábrica complexes for 91 days in 2Q19 vs. 39 days in 1Q19. Midwestern System The Midwestern System produced 0.5 Mt in 2Q19, in line with 1Q19 and 2Q18. 7

Pellets

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H18
Northern System	**535**	**1,221**	**-**	**1,756**	**-**	**-56.2%**	**n.m.**	**n.m.**
São Luis	535	1,221	-	1,756	-	-56.2%	n.m.	n.m.
Southeastern System	**6,080**	**7,760**	**7,913**	**13,840**	**15,784**	**-21.6%**	**-23.2%**	**-12.3%**
Tubarão 1 and 2	514	1,166	889	1,680	1,425	-55.9%	-42.2%	17.9%
Itabrasco (Tubarão 3)	740	575	1,006	1,315	2,108	28.7%	-26.5%	-37.6%
Hispanobras (Tubarão4)	693	955	728	1,648	1,837	-27.4%	-4.8%	-10.3%
Nibrasco (Tubarão 5 and 6)	1,781	2,186	2,305	3,967	4,601	-18.5%	-22.7%	-13.8%
Kobrasco (Tubarão 7)	841	1,086	1,148	1,927	2,230	-22.6%	-26.8%	-13.6%
Tubarão 8	1,511	1,792	1,836	3,303	3,584	-15.6%	-17.7%	-7.8%
Southern System	**-**	**1,069**	**2,805**	**1,069**	**5,510**	**n.m.**	**n.m.**	**-80.6%**
Fábrica	-	515	1,034	515	2,014	n.m.	n.m.	-74.4%
Vargem Grande	-	554	1,771	554	3,496	n.m.	n.m.	-84.2%
Oman	**2,456**	**1,970**	**2,120**	**4,426**	**4,324**	**24.7%**	**15.9%**	**2.4%**
Others[1]	**-**	**154**	**-**	**154**	**-**	**n.m.**	**n.m.**	**n.m.**
PELLETS PRODUCTION	**9,071**	**12,174**	**12,838**	**21,245**	**25,619**	**-25.5%**	**-29.3%**	**-17.1%**
PELLETS SALES	**8,842**	**12,314**	**13,231**	**21,156**	**26,355**	**-28.2%**	**-33.2%**	**-19.7%**

[1] Third party capacity utilization.

Production overview

Vale's pellet production[6] was 9.1 Mt, 25.5% and 29.3% lower than in 1Q19 and 2Q18, respectively, mainly due to the full stoppage of the Southern System pellet plants during the quarter, abnormal rain in the Northern and Southeastern Systems as well as maintenance carried out and at the Tubarão plants.

As a result of the stoppage above-mentioned (10 Mt impact, equivalent to 11Mtpy) and the maintenance carried out (5 Mt impact), Vale reviewed its pellets productions guidance to 45 Mt, from the 60 Mt previously announced on Vale Day.

Northern system

Production at the São Luís pellet plant was 0.5 Mt in 2Q19, 0.7 Mt lower than in 1Q19, as a result of abnormal rains in the Northern System.

Southeastern system

Production at the Tubarão pellet plants – Tubarão 1, 2, 3, 4, 5, 6, 7 and 8 – was 6.1 Mt in 2Q19, 1.7 Mt and 1.8 Mt lower than in 1Q19 and in 2Q18, respectively, as a result of maintenance carried out at plants 1, 2, 3 and 4, scheduled cold stoppage of plant 1, as well as abnormal rains in May.

[6] Including third party capacity utilization.

8

VALE

Southern system The Fábrica and Vargem Grande pellet plants operations were halted on February 20th, 2019, following an ANM (Brazil’s Mining National Agency) determination. Oman operations The Oman pellet plant production was 2.5 Mt in 2Q19, 0.5 Mt and 0.4 Mt higher than in 1Q19 and 2Q18, respectively, due to higher productivity and scheduled maintenance stoppages that occurred in previous quarters. 9

Manganese ore and ferroalloys

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	% change 2Q19/2Q18	% change 1H19/1H18
MANGANESE ORE PRODUCTION	318	365	421	683	855	-12.9%	-24.5%	-20.1%
Azul	242	243	233	485	467	-0.4%	3.9%	3.9%
Urucum	32	83	157	115	328	-61.4%	-79.6%	-64.9%
Morro da Mina	44	39	30	83	59	12.8%	46.7%	40.7%
MANGANESE ORE SALES	92	252	239	344	577	-63.5%	-61.5%	-40.4%
FERROALLOYS PRODUCTION	42	41	38	83	83	2.4%	10.5%	0.0%
FERROALLOYS SALES	39	25	34	64	68	56.0%	14.7%	-5.9%

Production and sales overview

Manganese ore production totaled 318,000 t in 2Q19, 12.9% lower than in 1Q19 mainly due to a lower production rate at the Urucum mine in order to carry out improvements and safety maintenance.

Manganese ore sales volumes reached 92,000 t in 2Q19, 63.5% lower than in 1Q19, mainly due to lower production and abnormal rains at the Ponta da Madeira port which affected shipments.

Ferroalloy production totaled 42,000 t in 2Q19, in line with 1Q19.

Ferroalloys sales volumes totaled 39,000 t in 2Q19, 56.0% higher than in 1Q19 as a result of new clients in the domestic and international markets.

10

VALE

Nickel

Finished production by source

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	% change 2Q19/2Q18	% change 1H19/1H18
Canada	20.7	25.8	28.7	46.5	57.5	-19.8%	-27.9%	-19.1%
Sudbury	9.6	12.6	13.3	22.2	27.3	-23.8%	-27.8%	-18.7%
Thompson	2.6	3.1	5.8	5.7	11.0	-16.1%	-55.2%	-48.2%
Voisey's Bay	8.5	10.2	9.5	18.7	19.1	-16.7%	-10.5%	-2.1%
Indonesia	13.2	15.7	17.8	28.9	31.6	-15.9%	-25.8%	-8.5%
New Caledonia[1]	5.9	6.3	9.4	12.2	16.7	-6.3%	-37.2%	-26.9%
Brazil	3.9	4.3	5.6	8.2	11.3	-9.3%	-30.4%	-27.4%
Feed from third parties[2]	1.3	2.7	4.8	4.0	7.8	-51.9%	-72.9%	-48.7%
NICKEL PRODUCTION	45.0	54.8	66.2	99.8	124.8	-17.9%	-32.0%	-20.0%
NICKEL SALES	57.5	50.3	61.6	107.8	119.5	14.3%	-6.7%	-9.8%

[1] Production at VNC reached 5,200 t in 2Q19, while production of finished nickel from VNC totaled 5,900 t in 2Q19, the differences stemming from the time required for processing into finished nickel.

[2] External feed purchased from third parties and processed into finished nickel in our Canadian operations.

Production and sales overview

Production of finished nickel reached 45,000 t in 2Q19, 17.9% lower than 1Q19 and 32.0% lower than 2Q18. The decrease was mainly due to scheduled and unscheduled maintenance activities at the Copper Cliff Nickel Refinery, in Sudbury, as well as at the Clydach, Matsusaka and Long Harbour refineries, along with lower production from VNC.

Nickel sales volumes were 57,500 t in 2Q19, 14.3% higher than in 1Q19. Efforts were made to optimize supply chain opportunities and draw down regional inventories in-line with demand.

Due to the lower production volumes in the quarter, also reflecting Onça Puma's stoppage, Vale's revised nickel production guidance is 210,000–220,000 t in 2019.

Canadian operations

During 2Q19, production of finished nickel was impacted by scheduled and unscheduled maintenance activities at North Atlantic refineries. Production has resumed at those refineries and are currently operating at normal rates.

Notwithstanding the above-mentioned effect, there were no impacts at the upstream (mine-mill-smelting) activities in the North Atlantic, which operated as planned during the quarter and whose feed will be refined regularly in the next quarters.

Production from Sudbury source ore reached 9,600 t in 2Q19, 23.8% lower than 1Q19 and 27.8% lower than 2Q18. Sudbury production was lower due to the above-mentioned unscheduled maintenance activities at Copper Cliff Nickel Refinery that took the plant offline

11 VALE

for the month of June and scheduled maintenance activities at the Clydach refinery in Wales that limited refinery production to approximately 50% for over two months. Production from Thompson source ore reached 2,600 t in 2Q19, 16.1% lower than 1Q19 and 55.2% lower than 2Q18. The production decrease was mainly due to the fact that, as Thompson shifted to a mine-mill operation in 2018, its feed is being processed at the Copper Cliff and Clydach nickel refineries, which were faced with the above-mentioned scheduled and unscheduled maintenance in 2Q19. Production from the Voisey’s Bay mine source reached 8,500 t in 2Q19, 16.7% lower than 1Q19 and 10.5% lower than 2Q18. Production was lower than in 1Q19 due to the Long Harbour refinery carrying out both scheduled and unscheduled maintenance in June. Production was lower than in 2Q18 as, in addition to the above-mentioned maintenance, in 2018 there was still some Voisey’s Bay concentrate inventory being consumed at the Copper Cliff Nickel Refinery. Indonesian operation (PTVI) Production of finished nickel from PTVI reached 13,200 t in 2Q19, 15.9% lower than 1Q19 and 25.8% lower than 2Q18. Production was lower than in 1Q19 due to the scheduled maintenance activities at both the Matsusaka and Clydach refineries. Nickel in matte production at the PTVI site reached 17,600 t in 2Q19, 34.4% higher than 1Q19 and 6.9% lower than 2Q18. Production was higher in 2Q19 due to the completion of scheduled maintenance related to the Larona canal relining work and electric furnace operational issues that led to an unscheduled maintenance shutdown in 1Q19. New Caledonia operation (VNC) Production of finished nickel from VNC reached 5,900 t in 2Q19, 6.3% lower than 1Q19 and 37.2% lower than 2Q18. As reported in 1Q19, production decreases were due to the limited production at the VNC site due to the proactive maintenance approach currently underway to improve the performance of the assets. The time taken to complete this initiative has been extended due to more work being conducted than originally planned. Production of nickel oxide and nickel hydroxide cake at the VNC site reached 5,200 t in 2Q19, 3.7% lower than 1Q19 and 30.7% lower than 2Q18. Site production decreased in line with source-based production due to the above-mentioned maintenance program. Nickel oxide represented 80% and nickel hydroxide cake 20% of VNC’s 2Q19 site production. Brazilian operation (Onça Puma) 12

Production reached 3,900 t in 2Q19, 9.3% lower than 1Q19 and 30.4% lower than 2Q18. The decreases were mainly due to lower feed grades. Mining activities were suspended in September 2017 and the plant has been processing solely stockpiled ore since. More recently, since June 2019, Vale suspended its nickel processing activities at the Onça Puma plant in light of a decision made by a Brazilian court demanding the suspension of ore processing activities. Vale continues to challenge and appeal the suspension decisions with the support of seven reports from appointed experts. 13

Copper

Finished production by source

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change		
						2Q19/1Q19	2Q19/2Q18	1H19/1H18
BRAZIL	65.7	61.4	68.7	127.1	134.8	7.0%	-4.4%	-5.7%
Salobo	45.7	40.9	46.7	86.6	90.4	11.7%	-2.1%	-4.2%
Sossego	20.0	20.5	21.9	40.5	44.4	-2.4%	-8.7%	-8.8%
CANADA	32.5	32.4	29.2	64.9	56.4	0.3%	11.3%	15.1%
Sudbury	24.4	23.3	18.4	47.7	33.5	4.7%	32.6%	42.4%
Thompson	0.2	0.3	0.4	0.5	0.6	-33.3%	-50.0%	-16.7%
Voisey's Bay	6.4	6.4	6.9	12.8	15.3	0.0%	-7.2%	-16.3%
Feed from third parties	1.6	2.4	3.5	4.0	7.0	-33.3%	-54.3%	-42.9%
COPPER PRODUCTION	98.3	93.8	97.9	192.1	191.2	4.8%	0.4%	0.5%
COPPER SALES	95.0	90.4	94.6	185.4	182.3	5.1%	0.4%	1.7%

Production and sales overview

Copper production reached 98,300 t in 2Q19, 4.8% higher than 1Q19 and in line with 2Q18. Production increased mainly due to higher grades in the Salobo operations and strong performance at Sudbury.

Sales volumes of copper reached 95,000 t in 2Q19, 5.1% higher than in 1Q19, reflecting higher production volumes and commercial initiatives to reduce inventories. Sales volumes are lower compared to production volumes due to payable copper vs. contained copper content: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than production volumes.

Brazilian operations

Production of copper in concentrate at Sossego totaled 20,000 t in 2Q19, 2.4% lower than 1Q19 and 8.7% lower than 2Q18. Production decreases were due to lower ore grades and lower mill processing rates.

Production of copper in concentrate at Salobo reached 45,700 t in 2Q19, 11.7% higher than 1Q19 and 2.1% lower than 2Q18. Production increases over 1Q19 were due to higher ore grades and lower than 2Q18 due to issues related to plant maintenance shutdowns.

Canadian operations

Production of copper from Sudbury reached 24,400 t in 2Q19, 4.7% higher than 1Q19 and 32.6% higher than 2Q18. Production was higher than 1Q19 due to strong mine performance and higher than 2Q18 as Coleman mine was not fully operating for the entirety of 2Q18. The

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Coleman mine, a high copper-bearing ore body, returned to operation in late 2Q18 and has been operating at planned rates ever since. Production of copper from Voisey’s Bay reached 6,400 t in 2Q19, in line with 1Q19 and 7.2% lower than 2Q18. Production was lower than 2Q18 due to the drawdown of previously held Voisey’s Bay concentrate inventory at the Sudbury smelter in 2Q18 and lower production at the Long Harbour refinery in 2Q19 due to scheduled and unscheduled maintenance. The Long Harbour refinery continued to produce LME grade A copper cathode. 15

Cobalt by-product

Finished production by source

	2Q19	1Q19	2Q18	1H19	1H18	% change		
						2Q19/1Q19	2Q19/2Q18	1H19/1H18
COBALT (metric tons)	1,032	1,195	1,302	2,227	2,629	-13.6%	-20.7%	-15.3%
Sudbury	139	129	156	268	278	7.8%	-10.9%	-3.6%
Thompson	20	21	56	41	136	-4.8%	-64.3%	-69.9%
Voisey's Bay	405	467	479	872	973	-13.3%	-15.4%	-10.4%
VNC	347	412	494	759	1,084	-15.8%	-29.8%	-30.0%
Others	120	166	118	286	157	-27.7%	1.7%	82.2%

Production overview

Cobalt production reached 1,032 t in 2Q19, 13.6% lower than in 1Q19 and 20.7% lower than in 2Q18. Decreases were mainly driven by the decrease in production from Voisey's Bay and VNC source ore.

Cobalt production from Sudbury was 139 t in 2Q19, 7.8% higher than in 1Q19 and 10.9% lower than in 2Q18. Production was higher than in 1Q19 as a result of strong mine performance in 1Q19 and lower than in 2Q18 as there was a drawdown of Sudbury source cobalt inventory at our Port Colborne cobalt refinery during 2Q18.

Production from Thompson source was 20 t in 2Q19, 4.8% lower than in 1Q19 and 64.3% lower than 2Q18. The production decrease relative to 2Q18 was related to the processing time of Thompson concentrate.

Production from Voisey's Bay was 405 t in 2Q19, 13.3% lower than 1Q19 and 15.4% lower than 2Q18. Production was lower than in previous periods due to the 2Q19 scheduled and unscheduled maintenance conducted at the Long Harbour refinery. Compared to 2Q18, production was also lower due to the consumption of the residual Voisey's Bay cobalt concentrate at the Sudbury operations.

Production from New Caledonia reached 347 t in 2Q19, 15.8% lower than in 1Q19 and 29.8% lower than 2Q18. Cobalt was impacted by the decision to decrease nickel production in order to institute a proactive maintenance program.

Production from other sources was 120 t in 2Q19, 27.7% lower than 1Q19 as an effect of PTVI source not being processed at the Clydach and Copper Cliff refineries due to the scheduled and unscheduled maintenance, and 1.7% higher than 2Q18. Other source production varies according to the cobalt content of external feeds that are consumed in the processes and it also includes PTVI source material being processed through the Port Colborne refinery in the North Atlantic operations.

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Other by-products

	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H18
PLATINUM (000' oz troy)	43	35	32	78	63	22.9%	34.4%	23.8%
PALLADIUM (000' oz troy)	52	42	53	94	126	23.8%	-1.9%	-25.4%
GOLD BY-PRODUCT (000' oz troy)	119	108	114	227	227	10.2%	4.4%	0.0%

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Coal

000' metric tons	2Q19	1Q19	2Q18	1H19	1H18	% change 2Q19/1Q19	2Q19/2Q18	1H19/1H18
COAL PRODUCTION	2,370	2,213	2,871	4,583	5,303	7.1%	-17.5%	-13.6%
Metallurgical coal	1,136	1,051	1,559	2,187	2,959	8.1%	-27.1%	-26.1%
Thermal Coal	1,234	1,162	1,313	2,396	2,344	6.2%	-6.0%	2.2%
COAL SALES	2,093	2,394	2,509	4,487	5,005	-12.6%	-16.6%	-10.3%
Metallurgical coal	1,037	1,291	1,408	2,328	2,839	-19.7%	-26.3%	-18.0%
Thermal coal	1,056	1,103	1,101	2,159	2,166	-4.3%	-4.1%	-0.3%

Production overview

Coal production totaled 2.4 Mt in 2Q19, 7.1% higher than in 1Q19 as a result of less rains in comparison to 1Q19. Despite being higher than in 1Q19, 2Q19 production was affected by the lower ROM quality which impacted the yield at the processing plant, as well as higher maintenance at those plants.

Although the quarterly production was affected by the ROM grade quality at the mining sections being opened, mine fleet availability has reached 80% in June, averaging 77% in 2Q19 vs. 72% in 1Q19. Consequently, total tons moved increased 18% quarter over quarter at the mine.

Coal sales totaled 2.1 Mt in 2Q19, 12.6% lower than production in the same period, as a result of an increase of sales with DAP and DAT INCOTERMs[7].

The performance in 1H19 and the current challenges at the processing plants led Vale to revise its 2019 production guidance to about 10 Mt in 2019. Due to the above-mentioned challenges Vale will reassess its mining plan in the near future which will probably impact its reserves.

In June 2019, the Board of Directors approved the transfer of the Coal division to the Director of Strategy, Exploration, New Business and Technology, Mr. Juarez Saliba, allowing at the same time the full dedication of Mr. Marcello Spinelli to address the Iron Ore division challenges and Mr. Juarez Saliba to address the Coal challenges.

[7] International Commercial Terms, where the change of the ownership of the cargo to customers and the revenue recognition occur on delivery of the cargo at the discharge port.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 22nd, 2019		Director of Investor Relations

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